Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jetwire	WEDNESDAY, MAY 29
2013

Performance Statistics

On-Time Experience

American	Tue	MTD	Target
D-0	60.7	56.9	64.5
A+14	86.1	76.8	80.3

Eagle
D-0	59.0	60.0	69.0
A+14 DOT	73.5	70.8	75.9

Every Bag Counts

American	Tue	MTD*	DOT Standard
	2.19	2.84	2.50

* DOT claims per 1000 customers

Announcements

» Tom Horton Provides Update on Restructuring Progress

In a Special Jetwire issued earlier today, Tom provided an update as the company reaches the “home stretch” of its restructuring. “Thanks to the hard work of our entire team, these results are remarkable,” Tom said. “Today we filed our Monthly Operating Report for April. I’m pleased to report that, excluding reorganization and special items, we posted a very strong improvement to our bottom line. And if current trends continue, we are well on our way to a strongly profitable second quarter.”

Tom also discussed our new aircraft deliveries, new routes recently launched and customer experience enhancements, such as the new Flagship check-in at JFK. He concluded with a note about our operational success and what it means for the new American’s bright future. “From January through April, you have achieved an on-time arrival rate of over 78 percent. And our completion factor was 98.3 percent, which is the best performance in seven years. All of this is building great momentum heading into our merger with US Airways to create the world’s leading airline. The transformation of American is a direct result of your hard work and unwavering focus on our customers every day. You are putting American back on top.”

» People Space Debuts on New Jetnet Today

We’ve moved! The People space debuted on new Jetnet today. Access all of your information about pay, benefits, job postings, retirement planning or time away from work, and much more! This move is our next step in continuing the transition from classic Jetnet to new Jetnet. There are no changes to retiree access on classic Jetnet. If you haven’t already, come on over to new Jetnet and check out the new People space!

» Honor, Salute and Celebrate During Our Patriotic Summer Holidays

During what some might call the most patriotic six weeks of summer – the time from Memorial Day to Independence Day – American is partnering with the United Service Organizations (USO) to offer a special AAdvantage mileage promotion through the Miles In Support of All Who Serve program. This program helps the USO fulfill its mission to lift the spirits of troops and their families through a variety of morale-boosting services, including USO Warrior and Family Care and the Operation USO Care Package campaign. During this period, update your new Jetnet status to honor, salute and celebrate those who serve, or visit aa.com/joinus to learn more about our mileage promotion.

AMR in the News

From the South Florida Sun Sentinel

American Offers Self-Tagging Bag System at MIA

Customers of American departing Miami International Airport now have the option to self-tag their checked bags to help speed the check-in process. The new self-tag system works in three simple steps: First, customers check in at a self-service kiosk and print out bag tags; then they attach the tags to each checked bag, and lastly take the bag or bags to a designated drop-off location. Customer service agents will be stationed near the kiosks to lend assistance and verify identification where needed.

Industry News

From the Chicago Tribune

China Formally Approves Boeing’s 787 Dreamliner for Flight

China’s civil aviation regulator formally approved Boeing’s 787 Dreamliner for use in the country, clearing the way for Chinese airlines to start operating the aircraft. The regulator made the announcement in a short statement on its website without giving further details. China Southern Airlines and Hainan Airlines are among the global carriers which have ordered the aircraft.

From The Denver Post

Denver Starts New Arrivals, Departures Procedures for NextGen

Denver International Airport has fully implemented its new arrival and departure procedures, the next phase in the Federal Aviation Administration’s mass overhaul of U.S. airspace, called NextGen. Denver is among the airports at the front end of the adoption process. The entire program is a wide-ranging, comprehensive transformation of the navigation system for the national airspace, expected to span several decades and require participation from airports, airlines, air traffic control and other stakeholders. NextGen essentially shifts the air traffic control system from ground-based radar to satellite-based navigation – relying on GPS. The FAA’s goal is to speed up systemwide traffic.

Crude Oil and Jet Fuel

Closing Fuel Prices for Tuesday, May 28

Crude oil was $95.01 a barrel, up $0.86 from the previous day.

Jet fuel price was $115.93 a barrel, up $1.95.

Healthmatters Wellness Wednesday Tip

More than 2,000 Healthmatters Rewards are waiting to be redeemed. Is one of them yours? if you have completed your Quest screening and are waiting for your reward, be sure to complete your health assessment and review it with a Health Advocate to get your rewards going. People enrolled in the Core, Value or Standard medical plan options are eligible for Healthmatters rewards. Get started on My.AA.com or call Healthmatters at 888-227-6598.

JETWIRE is published by Communications, Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of US Airways are urged to read the PRELIMINARY proxy statement/prospectus and other relevant documents that will be filed with the SEC (including the definitive proxy statement/PROSPECTUS) carefully and in their entirety when they become available because they contain important information about the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which is included in the Form S-4 that was filed with the SEC on April 15, 2013 and amended on May 20, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: the challenges and costs of the proposed transaction, including integrating operations and achieving anticipated synergies; the price of, market for and potential market price volatility of common stock of the ultimate parent entity following the closing of the proposed transaction; significant liquidity requirements and substantial levels of indebtedness of the combined company following the closing; potential limitations on the use of certain tax attributes following the closing; failure of the proposed transaction to be completed; and other economic, business, competitive, and/or regulatory factors affecting the business of the combined company after the closing and the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.